UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

INTERSECTIONS INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2018
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 460981301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		31,165
Shares	6.	Shared Voting Power
Beneficially
owned by		3,088,101
Each	7.	Sole Dispositive Power
Reporting
Person		31,165
With:	8.	Shared Dispositive Power

		3,119,266
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,119,266
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

12.8%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 460981301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		3,088,101
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		3,088,101
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,088,101
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

12.7%
12.	Type of Reporting Person (See Instructions)

IA, OO

CUSIP No. 460981301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,412,687
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,412,687
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,412,687
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

5.8%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 460981301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		705,524
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		705,524
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

705,524
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

2.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 460981301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		460,812
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		460,812
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

460,812
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 460981301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		509,078
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		509,078
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

509,078
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

2.1%
12.	Type of Reporting Person (See Instructions)

PN

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed with respect to the beneficial ownership of the Reporting Persons in Intersections Inc. (“Intersections” or the “Issuer”). This Amendment No. 3 supplements the Schedule 13D as previously filed on February 19, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in Schedule 13D. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,412,687 shares of Common Stock representing 5.8% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 705,524 shares of Common Stock representing 2.9% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 460,812 shares of Common Stock representing 1.9% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 509,078 shares of Common Stock representing 2.1% of all of the outstanding shares of Common Stock of the Issuer.

(v)

Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 3,088,101 shares of Common Stock held by them, representing 12.7% of all of the outstanding shares of Common Stock of the Issuer.

(vi)

Mr. Lewis individually owns 31,165 shares of Common Stock representing 0.1% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 3,119,266 shares of Common Stock representing 12.8% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 24,289,899 shares of Common Stock outstanding as of May 4, 2018, as reported by the Issuer to Osmium Partners.

(b)        Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,412,687 shares of Common Stock, 705,524 shares of Common Stock, 460,812 shares of Common Stock and 509,078 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 31,165 shares of Common Stock reported herein as individually owned by him.

(c)        The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock during the 60 days preceding June 29, 2018 and the 60 days preceding the date of this filing:

Osmium Capital, LP

	Number	Price
	of	per
Transaction Date	Shares	Share	Type of Transaction
06/29/2018	207,728	0.00	LP Distribution

Osmium Capital II, LP

	Number	Price
	of	per
Transaction Date	Shares	Share	Type of Transaction
06/29/2018	111,268	0.00	LP Distribution

Osmium Diamond, LP

	Number	Price
	of	per
Transaction Date	Shares	Share	Type of Transaction
06/29/2018	21,732	0.00	LP Distribution

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the 60 days preceding June 29, 2018 and the 60 days preceding the date of this filing.

(d) Not applicable.

(e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement *

*Previously Filed

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2017

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium
Diamond, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement*

*Previously Filed